	voice:	(781) 551-9450
129 Morgan Drive	fax:	(781) 440-9528
Norwood, MA 02062	email: apogee@apogeebio.com

June 6, 2008

VIA EDGAR AND U.S. MAIL

Mr. Gary Todd

Reviewing Accountant

Securities and Exchange Commission

Division of Corporate Finance

100F Street, NE

Washington, DC 20549

RE:	Apogee Technology, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
Filed March 31, 2008
File No. 001-10456

Dear Mr. Todd:

Apogee Technology, Inc. (the “Company”) hereby responds to the Staff’s comments as set forth in your letter of May 22, 2008.  The comments in the letter are reproduced below in italics, together with our responses to the staff of the Securities and Exchange Commission (the “Staff”) in plain text.

Form 10-KSB for the fiscal year ended December 31, 2007

Item 3. Legal Proceedings, page 14

1.                                      Comment:

                                                We reference the disclosure of the SEC investigation related to the restatement of your financial statements in 2004. Please revise future filings to present all of the relevant information required by Item 103 of Regulation S-K or provide us your analysis as to why such information is not required. Please also respond with respect to the Joseph Shamy v. Herbert M. Stein matter.

Response:

We have considered the comment of the Staff and will revise future fillings accordingly.

Item 6. Management’s Discussion and Analysis or Plan of Operation, page 16

Critical Accounting Policies and Estimates, page 17

Liquidity and Capital Resources, page 23

2.                                      Comment:

                                                We note that there is substantial doubt about your ability to continue as a going concern due to recurring operating losses and negative cash flows from operations and that you will need significant additional capital to fund the development of your business. In future filings please expand the disclosure in this section to disclose the following:

•                                          Your plan of operation for the next twelve months, including a discussion of how long you can satisfy your cash requirements and how you will raise additional funds in the next twelve months;

•                                          A summary of any product research and development that you will perform for the term of the plan;

•                                          An indication of the amount of cash that will be required to bring your products under development to market;

•                                          Any expected purchase or sale of plant and significant equipment; and

•                                          Any expected significant changes in the number of employees.

Refer to Item 303 of Regulation S-B.

Response:

We have considered the comment of the Staff and will revise future fillings accordingly in accordance with Item 303 of Regulation S-K as it relates to smaller reporting companies.

Item 8A. Controls and Procedures, page 32

3.                                      Comment:

                                                We note your disclosure that management has concluded that your disclosure controls and procedures are adequate and effective “to ensure that material information relating to Apogee was made known to them by others, particularly during the time period in which this Annual Report on Form 10-KSB was being prepared?’ The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response:

We have considered the comment of the Staff and will revise future fillings accordingly.

Consolidated Financial Statements

4.                                      Comment:

                                                Please tell us how you evaluated paragraphs 8 and 9 of SFAS 7 in assessing whether you should be reporting as a development stage enterprise. We see that you are devoting substantially all of your efforts to developing advanced drug delivery and sensor based health monitoring devices and systems and that there have been no significant revenues from these planned principal operations.

Response:

Our understanding of SFAS 7 is that it defines a development stage enterprise as a company that: (i) devotes substantially all its efforts to establishing a new business and has not begun planned principal operations; or (ii) has begun operations, but has not generated significant revenue.

However, in that understanding a company that is expanding or developing a new product line generally does not qualify as a development stage company because it is not devoting most of its efforts to establishing the business.  As the Company underwent a transition from an operating enterprise in the loudspeaker business (most recently in the business of selling off its remaining inventory) to its current research and development focus in the fields of healthcare and sensor development, we believe that during the fiscal year ended December 31, 2007, the Company continued to fall under the non-developmental stage enterprise because it was expanding or developing a new product line.  Immediately following the period ended March 31, 2008, the Company may have returned to development stage.  The Company’s management will assess this possibility in connection with the upcoming quarterly report on Form 10-Q.

Note 1. The Company and Basis of Presentation, page F-6.

5.                                      Comment:

                                                It appears that you currently have three business groups (1) Life Sciences, which is developing a drug delivery system, (2) Health Monitoring, which is developing health monitoring systems and (3) Sensors Products. Please tell us how you evaluated the requirements of SFAS 131 in assessing whether you have more than one reportable segment. Your response should describe how you considered the guidance from paragraphs 10 —15 of SFAS 131.

Response:

Our understanding is that the standard requires use of the management approach; that is, segment reporting depends on the firm’s internal organization. However, the standard defines an operating segment as a firm component:

1)              that engages in business activities generating revenues and incurring expenses;

2)              whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to allocate resources and assess performance; and

3)              for which discrete financial information is available.

We do not believe, although we have organized ourselves into business groups, that we meet the test for having operating segments (as set forth above) because we do not meet the third test.  Our business groups co-exists within a small facility and many of the expenses are not readily allocable to one business group verses another.  Further, even if the business groups are operating segments, they are not reportable segments as they do not report any of:

1)              revenues (including intersegment revenues) of at least 10% of total revenues (including intersegment revenues) of all reported operating segments;

2)              profit (loss) of at least 10% of the combined profit (loss) of all operating segments reporting a profit (loss); and

3)              assets of at least 10 percent of the combined revenues, profit or loss, or assets of all operating segments.

Finally, a reportable segment may aggregate two or more operating segments if their products and services, production processes, type of customer, distribution, and regulatory environments are similar.  Given all of the foregoing, we believe that the efforts of our organization have not ripened into business units worthy of reporting on a segmented basis.  We will continue to test this analysis on an ongoing basis and, when appropriate, will issue reports reflecting reportable segments.

Note 2. Summary of Significant Accounting Policies page F-8

6.                                      Comment:

                                                We see that you have incurred significant expenses related to litigation and indemnification of legal expenses. Please revise future filings to include a discussion of your accounting policy for legal fees and other directly related costs to be incurred in conjunction with a loss contingency. Please refer to EITF Topic D-77.

Response:

We have considered the comment of the Staff and will revise future fillings accordingly to indicate that we expense the costs directly.

Note 16. Commitments and Contingencies, page F-20

7.                                      Comment:

                                                We see from footnote 10 that you have been assuming and will continue to assume the legal costs and related expenses of Herbert M. Stein, in connection with a civil case and that you are indemnifying certain individuals under the SEC investigation. Please revise future filings to disclose the nature of the civil case. Please also disclose whether you have any amounts accrued under SFAS 5 for the litigation. In future filings when you deem that disclosure is necessary under paragraph 10 of SFAS 5, please also give an estimate of the amount or range of possible loss or state that such an estimate cannot be made.

Response:

We have considered the comment of the Staff and will revise future fillings accordingly.  Presently we have no amounts accrued under SFAS 5 for any litigation as the outcomes are too uncertain.  We do not believe that it is probable that a Company asset will be impaired or a liability will be incurred as a result of the outcome of the legal matters and, as such, the amount of potential loss can not be reasonably estimated.

8.                                       Comment:

                                                In future filings please also provide the disclosures required by paragraphs 9 and 10 of SFAS 5 for the SEC investigation, as applicable.

Response:

We have considered the comment of the Staff and we will, as applicable, revise future fillings accordingly.  Presently we have no amounts accrued under SFAS 5 for any litigation as the outcomes are too uncertain.  We do not believe that it is probable that a Company asset will be impaired or a liability will be incurred as a result of the outcome of the legal matters and, as such, the amount of potential loss can not be reasonably estimated.

                The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                If the Staff has any further questions or comments regarding the information in this letter, kindly contact the undersigned at 781.551.9450.  Thank you for your time and attention.

Sincerely,

/s/ Paul J. Murphy

Paul J. Murphy
Chief Financial Officer